Exhibit 99.7

Fifty-Five Students from Around the World
Take Part in Total’s First Summer School Session
Paris — July 5, 2006 — From July 2 to 8, Total Corporate University* is hosting 55 students from 11 countries for a weeklong Summer School at which key energy issues and challenges will be analyzed and discussed, with contributions from academics and senior managers from Total.
Developed in cooperation with Total subsidiaries outside France, the program is aimed at students in their junior or senior year at universities in countries where recruitment and hiring represent major challenges for the Group.
Held at Total University’s campus in the Paris region, the first Summer School session brings together 55 students from Nigeria, Indonesia, the United Kingdom, Angola, Italy, Germany, China, the United States, Iran, Bolivia and Argentina.
Some 30 managers from Total, energy specialists and geopolitical experts will moderate discussions, present key energy issues and challenges and share their knowledge of economics, geopolitics, the future of energy, climate change, and corporate social responsibility with the students.
Total Corporate University’s Manager Nathalie Fokart says of the program so far: “The students quickly bonded, overcoming potential barriers such as origin, language and culture. Their diverse backgrounds enrich and stimulate discussions, questions, and viewpoints, and their maturity and thoughtfulness are reflected in the cogency of their questions concerning energy and the role of a company like Total.”
The Summer School program confirms Total’s commitment to making diversity a cornerstone of its human resources policy, a strategy that is supported by forging lasting ties with educators and students in a wide variety of countries.
* Total set up a corporate university in 2005 to provide a forum for analysis and discussion of issues that affect the future of its activities and to strengthen ties with the world of higher education.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com